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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: July 19, 2002               By:   /S/ SCOTT EWART
                                     --------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer





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                                                    [GRAPHIC LOGO]



                  AT&T CANADA COMMENTS ON AT&T CORP.'S PROGRESS
                TOWARDS COMPLETING PURCHASE OF AT&T CANADA SHARES


TORONTO, ON (JULY 18, 2002) - AT&T Canada Inc. (TSX: TEL.B and NASDAQ: ATTC), Canada's largest competitor to the incumbent telecom companies, today noted that AT&T Corp. has announced the selection of Canadian shareholders to facilitate the completion of a 1999 agreement requiring AT&T Corp. to arrange for the purchase of the shares of AT&T Canada that it does not currently own.

"Brascan Financial and CIBC are highly respected and very sophisticated members of the Canadian business and financial community," said John McLennan, Vice Chairman and CEO, AT&T Canada. "Their involvement in this transaction confirms our belief that there is considerable long-term value in AT&T Canada's business and brings us one step closer to the fulfillment of AT&T Corp.'s obligations to AT&T Canada shareholders under the terms of the 1999 deposit receipt agreement. The strong operating, product and network relationships between AT&T Canada and AT&T Corp. remain in place to serve the national and global communication needs of Canadian business customers."

ABOUT THE COMPANY: AT&T Canada is the country's largest national competitive broadband business services provider and competitive local exchange carrier, and a leader in Internet and E-Business Solutions. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class data, Internet, web hosting and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.


NOTE FOR INVESTORS: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.


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FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                   INVESTORS AND ANALYSTS:
Ian Dale                                 Brock Robertson
(416) 345-2227                           (416) 345-3125
ian.dale@attcanada.com                   brock.robertson@attcanada.com

May Chiarot                              Dan Coombes
(416) 345-2342                           (416) 345-2326
may.chiarot@attcanada.com                dan.coombes@attcanada.com




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